UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF FLORIDA
WEST PALM BEACH DIVISION
www.flsb.uscourts.gov

In re: ALLIANCE BIOENERGY PLUS, INC., Debtor.	Case No. 18-23071-BKC-EPK Chapter 11

FIRST AMENDED DISCLOSURE STATEMENT IN SUPPORT OF DEBTOR'S CHAPTER 11 PLAN OF REORGANIZATION

July 25, 2019

Submitted by:

MANCUSO LAW, P.A.
Nathan G. Mancuso, Esq.
(Fla. Bar No. 174254)
Boca Raton Corporate Centre
7777 Glades Road, Suite 100
Boca Raton, Florida 33434
Tel: 561-245-4705
Fax: 561-226-2575
E-mail: ngm@mancuso-law.com

COUNSEL FOR DEBTOR

ARTICLE I
INTRODUCTION

Chapter 11 debtor-in-possession, Alliance BioEnergy Plus, Inc. (the "Debtor") submits this Disclosure Statement pursuant to Bankruptcy Code section 1125 in support of the Debtor's Chapter 11 Plan of Reorganization, as it may be amended. A true and correct copy of the Plan is attached hereto as **Exhibit 1**.

This Disclosure Statement sets forth certain information regarding Debtor's pre-petition operations and financial history, events leading to Debtor's chapter 11 bankruptcy, significant events that have occurred during the Chapter 11 Case, and the means for implementing a restructuring of Debtor's liabilities through the Plan. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with the Plan, and the manner in which distributions will be made under the Plan. Additionally, this Disclosure Statement discusses the confirmation process and the voting procedures and requirements for voting on the Plan.[1]

A. Summary of Transactions and Distributions under the Plan[2]

THE FOLLOWING IS INTENDED TO BE A BRIEF SUMMARY OF THE TREATMENT OF CREDITORS UNDER THE PLAN. IT IS NOT INTENDED TO BE A SUMMARY OF ALL THE PROVISIONS OF THE PLAN, AND SHOULD BE READ IN CONJUNCTION WITH THE ENTIRE PLAN.

The Plan provides for the emergence of a Reorganized Debtor on the Effective Date, which will continue the Debtor's business operations. The Debtor's available cash will fund payment to allowed creditors in accordance with the distribution and priority scheme set forth under the Bankruptcy Code and the terms of the Plan. The Debtor believes that the Plan is in the best interests of Creditors and Interestholders.

Distributions to Holders of Allowed Claims and Equity Interests and the anticipated recoveries to Allowed Creditors and Interestholders under the Plan are summarized below. **The following description is a summary only and qualified in its entirety by the treatment provided under Article III of the Plan. To the extent of any inconsistency between the treatment of Claims and Interests provided under Article III of the Plan and the following summary, the terms of the Plan shall control.**

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[1] Except as otherwise provided herein, capitalized terms used herein shall have the meanings ascribed to them in the Plan. Any capitalized term used in this Disclosure Statement that is not defined in the Plan or this Disclosure Statement shall have the meaning ascribed to that term in the Bankruptcy Code or Bankruptcy Rules, whichever is applicable.

[2] The description of the Plan contained in this section of the Disclosure Statement is a summary description only and qualified by the terms of the Plan itself. Creditors, equity security holders and parties in interest should read the Plan carefully for a complete description of its terms and transactions that will be implemented thereunder.

Class	Type	Treatment
N/A	Administrative Claims	Allowed Administrative Claims will be paid in full on Effective Date or such later date that any such Claim becomes Allowed, or in such other manner as agreed to by the holder of any particular Administrative Claim.
N/A	Priority Tax Claims	Allowed Priority Tax Claims will be paid in full on Effective Date.
1	Priority Non-Tax Claims (Unimpaired)	Allowed Priority Non-Tax Claims will be paid in full on Effective Date or as otherwise agreed.
2	Process Engineering Secured Claim (Unimpaired)	Allowed Process Engineering Secured Claim will be paid in full on Effective Date pursuant to Court-approved settlement.
3	General Unsecured Claims (Unimpaired)	Allowed General Unsecured Claims will be paid in full plus post-petition interest on Effective Date or as otherwise agreed.
4	Equity Interests (Unimpaired)	Holders of Allowed Equity Interests will retain their same common stock shares in the Reorganized Debtor from and after the Effective Date.

Under the Plan, the Reorganized Debtor will fund payment of Allowed Claims from the Debtor's available cash on-hand on the Effective Date.

The foregoing recovery analysis relies upon certain assumptions concerning the aggregate amount of Claims that will ultimately be Allowed Claims in the Chapter 11 Case.

B. Chapter 11 Case

Alliance BioEnergy Plus, Inc. (the "Debtor") filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on October 22, 2018 (the "Petition Date"), in the United States Bankruptcy Court for Southern District of Florida. The Debtor remains in possession and control of its assets and business affairs pursuant to 11 U.S.C. §§ 1107 and 1108, as no chapter 11 trustee has been appointed in this case.

C. Purpose of Disclosure Statement

This Disclosure Statement is submitted in accordance with Bankruptcy Code section 1125 for the purpose of soliciting acceptances of the Plan from Holders of certain Claims and Equity Interests. Acceptances of the Plan are only required from Creditors and Interestholders whose Claims or Interests are "impaired" (as that term is defined in Bankruptcy Code section 1124) by the Plan and who are receiving or retaining property under the Plan. Holders of Claims that are not impaired are deemed to have accepted the Plan. Since no classes of Claims or Interests are impaired under the Plan, and Holders of all Claims and Interests are therefore deemed to have accepted the Plan, no votes to accept the Plan are being solicited by the Debtor.

Subject to the disclaimers set forth below, the Debtor has prepared this Disclosure Statement pursuant to Bankruptcy Code section 1125, which requires that a copy of the Plan, or a

summary thereof, be submitted to all Holders of Claims against, and Equity Interests in, the Debtors, along with a written disclosure statement containing adequate information about the Debtors of a kind, and in sufficient detail, as far as is reasonably practicable, that would enable a hypothetical, reasonable investor typical of Holders of Claims and Equity Interests to make an informed judgment in exercising any right to vote on the Plan (though such Holders do not have such right to vote in this case since they are unimpaired as explained herein).

D. Disclaimers

THIS DISCLOSURE STATEMENT HAS BEEN SUBMITTED TO BUT NOT YET APPROVED BY THE BANKRUPTCY COURT. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT WILL NOT CONSTITUTE AN ENDORSEMENT BY THE BANKRUPTCY COURT OF THE PLAN OR A GUARANTEE OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN. THE MATERIAL CONTAINED IN THIS DISCLOSURE STATEMENT IS INTENDED SOLELY FOR THE USE OF CREDITORS IN EVALUATING THE PLAN AND, ACCORDINGLY, MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF HOW TO VOTE ON, OR WHETHER TO OBJECT TO, THE PLAN. THE REORGANIZATION OF THE DEBTOR PURSUANT TO THE PLAN IS SUBJECT TO NUMEROUS CONDITIONS AND VARIABLES, AND THERE CAN BE NO ABSOLUTE ASSURANCE THAT THE PLAN, AS CONTEMPLATED, WILL BE EFFECTUATED.

NEITHER THE FILING OF THE PLAN NOR ANY STATEMENT OR PROVISION CONTAINED IN THE PLAN OR IN THE DISCLOSURE STATEMENT, NOR THE TAKING BY ANY PARTY IN INTEREST OF ANY ACTION WITH RESPECT TO THE PLAN, SHALL (I) BE OR BE DEEMED TO BE AN ADMISSION AGAINST INTEREST AND (II) UNTIL THE EFFECTIVE DATE, BE OR BE DEEMED TO BE A WAIVER OF ANY RIGHTS ANY PARTY IN INTEREST MAY HAVE (A) AGAINST ANY OTHER PARTY IN INTEREST OR (B) IN ANY OF THE ASSETS OF ANY OTHER PARTY IN INTEREST, AND, UNTIL THE EFFECTIVE DATE, ALL SUCH RIGHTS ARE SPECIFICALLY RESERVED. IN THE EVENT THAT THE PLAN IS NOT CONFIRMED OR FAILS TO BECOME EFFECTIVE, NEITHER THE PLAN NOR THE DISCLOSURE STATEMENT, NOR ANY STATEMENT CONTAINED IN THE PLAN OR IN THE DISCLOSURE STATEMENT, MAY BE USED OR RELIED ON IN ANY MANNER IN ANY SUIT, ACTION, PROCEEDING OR CONTROVERSY, WITHIN OR WITHOUT THE DEBTOR'S CHAPTER 11 CASE, INVOLVING THE DEBTOR, EXCEPT WITH RESPECT TO CONFIRMATION OF THE PLAN.

PLEASE READ THIS DISCLOSURE STATEMENT THOROUGHLY AND CAREFULLY. THE PURPOSE OF THE DISCLOSURE STATEMENT IS TO PROVIDE YOU WITH "ADEQUATE INFORMATION" OF A KIND, AND IN SUFFICIENT DETAIL, AS FAR AS IS REASONABLY PRACTICABLE IN LIGHT OF THE DEBTORS' NATURE AND HISTORY AND THE CONDITION OF ITS BOOKS AND RECORDS, THAT WOULD ENABLE A HYPOTHETICAL REASONABLE INVESTOR TYPICAL OF HOLDERS OF CLAIMS OR INTERESTS OF THE

RELEVANT CLASS TO MAKE AN INFORMED JUDGMENT CONCERNING THE PLAN.

FOR THE CONVENIENCE OF CREDITORS AND INTERESTHOLDERS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, BUT THE PLAN ITSELF QUALIFIES ANY SUMMARY. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THE DISCLOSURE STATEMENT, THE TERMS OF THE PLAN SHALL CONTROL.

NO REPRESENTATIONS CONCERNING THE DEBTOR'S FINANCIAL CONDITION OR ANY ASPECT OF THE PLAN ARE AUTHORIZED BY THE DEBTOR OTHER THAN AS SET FORTH IN THE DISCLOSURE STATEMENT. ANY REPRESENTATIONS OR INDUCEMENTS MADE WHICH ARE OTHER THAN AS CONTAINED IN OR INCLUDED WITH THIS DISCLOSURE STATEMENT SHOULD NOT BE RELIED UPON BY YOU IN EVALUATING THE PLAN.

THE FINANCIAL INFORMATION CONTAINED HEREIN, UNLESS OTHERWISE INDICATED, IS UNAUDITED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS DISCLOSURE STATEMENT OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE STATEMENT.

THE CONTENTS OF THIS DISCLOSURE STATEMENT SHOULD NOT BE CONSTRUED AS LEGAL, BUSINESS OR TAX ADVICE. EACH CREDITOR OR INTERESTHOLDER SHOULD CONSULT HIS OR HER OWN LEGAL COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND OTHER MATTERS CONCERNING HIS OR HER CLAIM.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION OR STIPULATION.

E. Sources of Information

Except as otherwise expressly indicated, the portions of this Disclosure Statement describing the Debtor, its business, assets and management have been prepared from information contained in the Debtor's books and records.

Certain of the materials contained in this Disclosure Statement are taken directly from other readily accessible documents or are digests of other documents. While the Debtor has made every effort to retain the meaning of such other documents or portions that have been summarized, it urges that any reliance on the contents of such other documents should depend on a thorough review of the documents themselves. In the event of a discrepancy between this Disclosure Statement and the actual terms of any document summarized or described herein, the actual terms of the document shall govern and apply.

The statements contained in this Disclosure Statement are made as of the date hereof unless another time is specified, and neither the delivery of this Disclosure Statement nor any exchange of rights made in connection herewith shall, under any circumstances, create an implication that there has been no change in the facts set forth herein since the date of this Disclosure Statement.

No statements concerning the Debtor, the value of its property, or the value of any benefit offered to the Holder of a Claim or Equity Interest under the Plan should be relied upon other than as set forth in this Disclosure Statement. In arriving at a decision, parties should not rely on any representation or inducement made to secure their acceptance or rejection that is contrary to information contained in this Disclosure Statement, and any such additional representations or inducements should be immediately reported to counsel for the Debtor.

ARTICLE II
EXPLANATION OF CHAPTER 11

A. Overview of Chapter 11

Chapter 11 is the principal reorganization chapter of the Bankruptcy Code. Under chapter 11, a debtor-in-possession attempts to reorganize its business and financial affairs for the benefit of the debtor, its creditors, and other interested parties.

The commencement of a chapter 11 case creates an estate comprising all of the debtor's legal and equitable interests in property as of the date the petition is filed. Unless the Bankruptcy Court orders the appointment of a trustee (as in this Chapter 11 Case), Bankruptcy Code sections 1101, 1107 and 1108 provide that a chapter 11 debtor may continue to operate its business and control the assets of its estate as a "debtor-in-possession."

The filing of a chapter 11 petition also triggers the automatic stay under Bankruptcy Code section 362. The automatic stay essentially halts all attempts to collect pre-petition claims from the debtor or to otherwise interfere with the debtor's business or its bankruptcy estate.

Formulating a plan of reorganization is the principal purpose of a chapter 11 case. The plan sets forth the means for satisfying the claims of creditors against, and interests of equity security holders in, the debtor. Unless a trustee is appointed, only the debtor may file a plan during the first 120 days of a chapter 11 case. This 120-day period is called the "Exclusive Period." After the Exclusive Period has expired, a creditor or any other interested party may file a plan, unless the debtor files a plan within the Exclusive Period. In this case, the Debtor's exclusive periods to file and solicit acceptances for a chapter 11 plan were extended twice and expire on July 19, 2019, and September 19, 2019, respectively.

B. Chapter 11 Plan

After a plan has been filed, the holders of claims against, or equity interests in, a debtor are permitted to vote to accept or reject the plan. Chapter 11 does not require that each holder of a claim against, or equity interest in, a debtor vote in favor of a plan in order for the plan to be confirmed. At a minimum, however, a plan must be accepted by a majority in number and two-thirds in dollar amount of those claims actually voting from at least one class of claims impaired

under the plan. The Bankruptcy Code also defines acceptance of a plan by a class of equity interests as acceptance by holders of two-thirds of the number of shares actually voted.

Classes of claims or equity interests that are not "impaired" under a chapter 11 plan are conclusively presumed to have accepted the plan, and therefore are not entitled to vote. A class is "impaired" if the plan modifies the legal, equitable, or contractual rights attaching to the claims or equity interests of that class. Modification for purposes of impairment does not include curing defaults and reinstating maturity or payment in full in cash. Conversely, classes of claims or equity interests that receive or retain no property under a chapter 11 plan are conclusively presumed to have rejected the plan, and therefore are not entitled to vote.

Even if all classes of claims and equity interests accept a chapter 11 plan, the Bankruptcy Court may nonetheless deny confirmation. Bankruptcy Code section 1129 sets forth the requirements for confirmation and, among other things, requires that a plan be in the "best interests" of impaired and dissenting creditors and interestholders and that the plan be feasible. The "best interests" test generally requires that the value of the consideration to be distributed to impaired and dissenting creditors and interestholders under a plan may not be less than those parties would receive if the debtor were liquidated under a hypothetical liquidation pursuant to chapter 7 of the Bankruptcy Code. A plan must also be determined to be "feasible," which generally requires a finding that there is a reasonable probability that the debtor will be able to perform the obligations incurred under the plan and that the debtor will be able to continue operations without the need for further financial reorganization or liquidation (unless such liquidation is provided for under the plan).

The Bankruptcy Court may confirm a chapter 11 plan even though fewer than all of the classes of impaired claims and equity interests accept the plan. The Court may do so under the "cramdown" provisions of Bankruptcy Code section 1129(b). In order for a plan to be confirmed under the cramdown provisions, despite the rejection of a class of impaired claims or interests, the proponent of the plan must show, among other things, that the plan does not discriminate unfairly and that it is fair and equitable with respect to each impaired class of claims or equity interests that has not accepted the plan.

The Bankruptcy Court must further find that the economic terms of the particular plan meet the specific requirements of Bankruptcy Code section 1129(b) with respect to the subject objecting class. If the proponent of the plan proposes to seek confirmation of the plan under the provisions of Bankruptcy Code section 1129(b), the proponent must also meet all applicable requirements of Bankruptcy Code section 1129(a) (except section 1129(a)(8)). Those requirements include the requirements that (i) the plan comply with applicable Bankruptcy Code provisions and other applicable law, (ii) that the plan be proposed in good faith, and (iii) that at least one impaired class of creditors or interestholders has voted to accept the plan.

ARTICLE III
CONFIRMATION REQUIREMENTS

SINCE ALL CLASSES OF CLAIMS AND INTERESTS UNDER THE PLAN ARE UNIMPAIRED, AND THEREFORE DEEMED TO HAVE ACCEPTED THE PLAN, NO ACCEPTANCES WILL BE SOLICITED BY THE DEBTOR AND NO VOTING BALLOTS WILL BE SENT TO HOLDERS OF CLAIMS AND INTERESTS.

A. Creditors and Interestholders Entitled to Vote

Unless otherwise specified, any Holder whose Claim or Equity Interest is Impaired under the Plan is entitled to vote if either (i) the Debtor has scheduled the Claim or Interest in its Schedules and such Claim or Interest is not scheduled as disputed, contingent, or unliquidated; or (ii) the Holder has filed a proof of claim or interest on or before the General Claims Bar Date or such other applicable Bar Date.

Any Holder of a Claim or Interest to which an Objection has been filed (and such Objection is still pending on the Voting Deadline) is not entitled to vote, unless the Bankruptcy Court, upon motion filed by such party whose Claim or Interest is subject to an Objection, temporarily allows the Claim or Interest in a specific amount for the purpose of voting to accept or reject the Plan. Such motion must be heard and determined by the Bankruptcy Court at or before the Confirmation Hearing. A vote may be disregarded if the Bankruptcy Court determines that the Holder's acceptance or rejection was not solicited or procured in good faith or in accordance with the applicable provisions of the Bankruptcy Code.

Under Bankruptcy Code section 1126(f), a class that is not impaired under a chapter 11 plan, and each Holder of a Claim or Equity Interest in such class, are conclusively presumed to have accepted the chapter 11 plan. Under Bankruptcy Code section 1126(g), a class is deemed not to have accepted a chapter 11 plan if the Holders of Claims or Equity Interests in such class do not receive or retain any property under the chapter 11 plan on account of such Claims or Equity Interests. Holders of Claims or Equity Interests that are unimpaired under the Plan, or that are not entitled to receive or retain any property under the Plan, are not entitled to vote to accept or reject the Plan. **Since all classes of Claims and Interests are unimpaired under the Plan, no Holders of such Claims and Interests are entitled to vote on the Plan**.

B. Bar Date for Filing Proofs of Claim

The deadline for non-governmental creditors to file proofs of pre-petition claims in the Debtor's Chapter 11 Case was January 22, 2019, and such deadline for governmental creditors was April 22, 2019 (180 days after Petition Date).

C. Definition of Impairment

Under Bankruptcy Code section 1124, a class of Claims or Equity Interests is impaired under a plan of reorganization unless, with respect to each Claim or Equity Interest of such class, the Plan:

(1) leaves unaltered the legal, equitable, and contractual rights of the holder of such claim or equity interest; or

(2) notwithstanding any contractual provision or applicable law that entitles the holder of a claim or equity interest to receive accelerated payment of such claim or equity interest after the occurrence of a default:

(a) cures any such default that occurred before or after the commencement of the case under the Bankruptcy Code, other than a default of a kind specified in Bankruptcy Code section 365(b)(2);

(b) reinstates the maturity of such claim or equity interest as it existed before the default;

(c) compensates the holder of such claim or equity interest for damages incurred as a result of reasonable reliance on such contractual provision or applicable law; and

(d) if such claim or such interest arises from any failure to perform a non-monetary obligation, other than a default arising from failure to operate a nonresidential real property lease subject to section 365(b)(1)(A), compensates the holder of such claim or such interest (other than the debtor or an insider) for any actual pecuniary loss incurred by such holder as a result of such failure; and

(e) does not otherwise alter the legal, equitable, or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.

D. Classes Entitled to Vote on the Plan

The Bankruptcy Code entitles only holders of impaired claims or equity interests who receive some distribution under a proposed plan to vote to accept or reject the plan. Holders of claims or equity interests that are unimpaired under a proposed plan are conclusively presumed to have accepted the plan and are not entitled to vote on it. The Holders of Priority Non-Tax Claims in Class 1, the Process Engineering Secured Claim in Class 2, General Unsecured Claims in Class 3 and Equity Interests in Class 4 are not Impaired under the Plan. Thus, pursuant to section 1126(f) of the Bankruptcy Code, the claimants in Classes 1, 2, 3 and 4 are deemed to have accepted the Plan and are not entitled to vote on the Plan.

E. Vote Required for Class Acceptance

The Bankruptcy Code defines acceptance of a plan by a class of creditors or interestholders as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the Claims or Equity Interests of that class that actually cast ballots for acceptance or rejection of the Plan; that is, acceptance takes place only if voting creditors or interestholders who cast their ballots in favor of the Plan hold Claims or Equity Interests constituting at least two-thirds in dollar amount of the voting total amount of Claims or Equity Interests and more than one-half in number of the voting creditors or interestholders.

In this case, no votes are required for acceptance of the Plan because all classes of Claims and Interests under the Plan (Classes 1 through 4) are deemed to have accepted the Plan and therefore not entitled to vote on the Plan.

F. Requirements for Confirmation of the Plan

At the Confirmation Hearing, the Bankruptcy Court shall determine whether the requirements of Bankruptcy Code section 1129 have been satisfied, in which event the Bankruptcy Court shall enter an order confirming the Plan. For the Plan to be confirmed, Bankruptcy Code section 1129 requires that:

(a) The Plan complies with the applicable provisions of the Bankruptcy Code;

(b) The Debtor has complied with the applicable provisions of the Bankruptcy Code;

(c) The Plan has been proposed in good faith and not by any means forbidden by law;

(d) Any payment or distribution made or promised by the Debtor or by a Person issuing securities or acquiring property under the Plan for services or for costs and expenses in connection with the Plan has been disclosed to the Bankruptcy Court, and any such payment made before the confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable;

(e) The Debtor has disclosed the identity and affiliation of any individual proposed to serve, after confirmation of the Plan, as a director, officer or voting trustee of the Debtor, an affiliate of the Debtor participating in a joint plan with the Debtor, or a successor to the Debtor under the Plan; the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and interest holders and with public policy; and the Debtor has disclosed the identity of any insider that will be employed or retained by the Reorganized Debtor and the nature of any compensation for such insider;

(f) Any government regulatory commission with jurisdiction (after confirmation of the Plan) over the rates of the Debtor has approved any rate change provided for in the Plan, or such rate change is expressly conditioned on such approval;

(g) With respect to each impaired Class of Claims or Equity Interests, either each holder of a Claim or Equity Interest of the Class has accepted the Plan, or will receive or retain under the Plan on account of that Claim or Equity Interest, property of a value, as of the effective date of the Plan, that is not less than the amount that such holder would so receive or retain if the Debtor was liquidated on such date under chapter 7 of the Bankruptcy Code. If Bankruptcy Code section 1111(b)(2) applies to the Claims of a Class, each holder of a Claim of that Class will receive or retain under the Plan on account of that Claim property of a value, as of the Effective Date, that is not less than the value of that holder's interest in the Debtor's interest in the property that secures that claim;

(h) Each Class of Claims or Equity Interests has either accepted the Plan or is not impaired under the Plan;

(i) Except to the extent that the Holder of a particular Allowed Administrative Claim, Allowed Priority Tax Claim, or Allowed Priority Non-Tax Claim has agreed to a different treatment of its Claim, the Plan provides that such Claims shall be paid in full on the later of the Effective Date or ten (10) days after the Allowance Date;

(j) If a Class of Claims or Equity Interests is impaired under the Plan, at least one such Class of Claims or Equity Interests has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim or Equity Interest of that Class; and

(k) Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtor or any successor to the Debtor under the Plan, unless such liquidation or reorganization is proposed in the Plan.

The Debtor believes that the Plan satisfies all of the statutory requirements of the Bankruptcy Code for confirmation and that the Plan was proposed in good faith. The Debtor believes that it has complied, or will have complied, with all the requirements of the Bankruptcy Code governing confirmation of the Plan.

G. Acceptances Necessary to Confirm the Plan

Chapter 11 of the Bankruptcy Code does not require that each Creditor and Interestholder vote in favor of the Plan in order for the Court to confirm the Plan. Generally, to be confirmed under the acceptance provisions of Bankruptcy Code section 1126(a), the Plan must be accepted by each Class of Claims and Equity Interests that is impaired under the Plan by parties holding at least two-thirds of the voting dollar amount and more than one-half of the voting number of the Allowed Claims or Equity Interests of such Class. Even if all Classes of Claims or Equity Interests accept the Plan, the Bankruptcy Court may refuse to confirm the Plan.

H. Cramdown

In the event that any impaired Class of Claims or Equity Interests does not accept the Plan, the Bankruptcy Court may still confirm the Plan at the request of the Debtor if, as to each impaired Class that has not accepted the Plan, the Plan "does not discriminate unfairly" and is "fair and equitable." A chapter 11 plan does not discriminate unfairly within the meaning of the Bankruptcy Code if no class receives more than it is legally entitled to receive for its claims or equity interests. "Fair and equitable" has different meanings for holders of secured and unsecured claims and equity interests.

With respect to a secured claim, "fair and equitable" means either (i) the impaired secured creditor retains its liens to the extent of its allowed claim and receives deferred cash payments at least equal to the allowed amount of its claims with a present value as of the effective date of the plan at least equal to the value of such creditor's interest in the property securing its liens; (ii) property subject to the lien of the impaired secured creditor is sold free and clear of that lien, with that lien attaching to the proceeds of sale, and such lien proceeds must be

treated in accordance with clauses (i) and (iii) hereof; or (iii) the impaired secured creditor realizes the "indubitable equivalent" of its claim under the plan.

With respect to an unsecured claim, "fair and equitable" means either (i) each impaired creditor receives or retains property of a value equal to the amount of its allowed claim, or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive any property under the plan.

With respect to equity interests, "fair and equitable" means either (i) each impaired equity interest receives or retains, on account of that equity interest, property of a value equal to the greater of the allowed amount of any fixed liquidation preference to which the holder is entitled, any fixed redemption price to which the holder is entitled, or the value of the equity interest, or (ii) the holder of any equity interest that is junior to the equity interest of that class will not receive or retain any property under the plan on account of that junior equity interest.

The Debtor believes that the Plan does not discriminate unfairly and is fair and equitable because no class is impaired. In the event at least one Class of impaired Claims or Equity Interests rejects or is deemed to have rejected the Plan, the Bankruptcy Court will determine at the Confirmation Hearing whether the Plan is fair and equitable and does not discriminate unfairly against any rejecting impaired Class of Claims or Equity Interests.

ARTICLE IV
BACKGROUND OF THE DEBTOR

A. Description of Debtor's Business

1. Background

The Debtor is a technology company formed in 2012 that is focused on emerging technologies in the renewable energy, biofuels, and bioplastics sectors. In December, 2013, a wholly owned subsidiary of the Debtor, AMG Renewables, LLC ("AMG Renewables"), acquired the controlling interest in AMG Energy Group, LLC ("AMG Energy"), which owns a 50% interest in Carbolosic, LLC ("Carbolosic"). Carbolosic holds an exclusive worldwide license to the University of Central Florida's patented technology (U.S. Patent 8,062,428) known as "CTS™." The CTS technology is a mechanical/chemical, dry process for converting cellulose material into sugar for use in the biofuels industry, and lignin for use in the production of fine chemicals and plastics. The Debtor's goal in acquiring the interest in AMG Energy was to develop the CTS technology to a commercial scale and then seek to commercialize the technology or license it to prospective licensees who would in turn commercialize it, and sell the biofuels and other products.

At this point, however, the Debtor is still a developmental, pre-revenue phase company that has not yet commercialized its licensed technology. To provide the Court and interested parties with details about the Debtor's background, financial affairs, and scope of assets and liabilities, the Debtor has filed with the Court a copy of its 2017 SEC Form 10-K [D.E. 8].

More detailed information regarding the Debtor's business is available on its website www.alliancebioe.com.

2. Events Leading to Bankruptcy

Beginning in 2015, the Debtor, under the control of prior management and board of directors, obtained working capital loans through the issuance of a series of short-term, high-interest "toxic" notes to fund exorbitant officer salaries and other unnecessary expenses. In late 2017, the Debtor (a pre-revenue developmental stage technology company) had insufficient available cash to repay the toxic loans that then were coming due and, as a result, the lenders converted their notes into equity at severe rolling discounts to the market price, thereby driving the stock price from $.20 cents to $.03 per share. Major shareholders stepped into the market to prevent further decline in the stock price. In January, 2018, major shareholders also paid off what they were told was the current remaining toxic debt that had not yet had the right to convert into equity, and were promised by the Debtor's management (at that time) that no more debt would be borrowed with toxic conversion discounts. In April, 2018, the 2017 SEC Form 10-K was filed revealing recent events that the Debtor's management (at that time) not only incurred more toxic debt in late 2017 and early 2018, but that $612,556.00 of such debt required approximately $1.0 million cash to pay off. New directors were then appointed who proceeded to remove management, and, in June, 2018, in the interest of shareholders, halt the new toxic debt from converting into equity.

The toxic debt lenders commenced breach of note/collection actions in New York and California, with the Company seeking to dismiss those claims on grounds of usury. In the meantime, in March, 2018, an engineering firm (Process Engineering Associates, LLC) obtained a default final judgment against the Debtor entered by a Tennessee state court (in a lawsuit that the Debtor under prior management did not defend) in the principal amount of $134,318.26 plus statutory post-judgment interest, which final judgment was subsequently domesticated in Florida. In July, 2018, the Debtor's former controller (Dennis Lenaburg) sued the Debtor in Florida state court for various claims arising from the Debtor's termination of his employment contract. Finally, at around the same time, various other creditors had sued, threatened to sue, or were demanding a payment plan from the Debtor.

Between the judgments and lawsuits described above, as of October, 2018, the Debtor had four legal proceedings pending against it in four separate courts throughout the country with no available cash to fund the defense of these actions after its bank accounts were frozen by the Process Engineering garnishment in or around September, 2018. As a result, the Debtor determined that a chapter 11 bankruptcy filing was its only plausible alternative to save the company as a going concern for the benefit of creditors and stockholders.

B. Corporate Information

1. The Debtor

- Alliance BioEnergy Plus, Inc., a Nevada company established in 2012.

- Corporate headquarters: 400 N. Congress Ave., Suite 280 West Palm Beach, FL 33401

2. Existing Equity Structure

- Public company with common stock traded on OTC "pink sheets" public market.
- 500 million authorized shares of common stock, of which 204,685,098 have been issued or will be issued under terms of Plan, 39,611,672 are reserved for warrant execution, 1,757,099 are reserved for vested employee incentive stock options, 4,050,000 are reserved for unvested employee incentive stock options, 13,730,148 are reserved for convertible notes, with a balance of 236,165,983 million shares authorized but unissued and unreserved.

3. Current Management of Debtor-in-Possession and Post-Petition Operations

The Debtor filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on October 22, 2018 (the "Petition Date"), in the United States Bankruptcy Court for Southern District of Florida. The Debtor remains in possession and control of its assets and business affairs pursuant to 11 U.S.C. §§ 1107 and 1108, as no chapter 11 trustee has been appointed in this case.

Since the Petition Date, the Debtor has continued to develop its licensed CTS technology while its operating expenses have been funded by capital raises and debtor-in-possession financing via Bankruptcy Court-approved convertible notes in the Chapter 11 Case. The Debtor has also been able to reduce its pre-petition debt obligations through a combination of post-petition litigation (two adversary proceedings), claims objections and operation of the claims bar date order [D.E. 49], Court-approved settlements and other creditor agreements and concessions that have resulted in agreed claims disallowance/reduction and/or payment deferrals specifically detailed in the table set forth in Article IV.D.1 below. As a result of these creditor settlements, agreements and concessions, the Debtor believes that it will need approximately $100,000.00 to confirm the Plan and exit chapter 11 bankruptcy after paying all allowed pre-petition and administrative claims in full or as otherwise agreed.

4. Post-Petition Litigation and Settlements in Chapter 11 Case

Through the prosecution of two adversary proceedings (nos. 18-01451-EPK and 19-01035-EPK) and formal claims objections, the Debtor has reached Court-approved settlements with several creditors that have resulted in a substantial reduction of its pre-petition debt, specifically described in the below table:

Creditor	Claim Amount	Terms of Court-Approved Settlement
Kilpatrick, Townsend & Stockton LLP	$86,828.36	Waiver of entire claim in exchange for general release; specific settlement terms set forth in Ex. A to D.E. 86, approved by Court at D.E. 105.

Lucas Hoppel	$458,759.46	Reduction of claim amount to $100,000.00 payable from 5.0% of Debtor's future gross revenues in exchange for general release; specific settlement terms set forth in Ex. A to D.E. 104, approved by Court at D.E. 117.
Process Engineering Associates, LLC	$121,889.68	Reduction to $30,000.00 secured claim payable on Plan effective date in exchange for general release; specific settlement terms set forth in Ex. A to D.E. 106, approved by Court at D.E. 118.
Dennis Lenaburg	$2,652,774.00 + unliquidated amount for stock warrants	Reduction to $13,650.00 priority wage claim payable on Plan effective date, plus $50,000.00 claim payable out of post-confirmation net profits over 3 years, plus 1.5 million common stock warrants with $.30/share strike price for 10-year term, in exchange for general release; specific settlement terms set forth in Ex. A to D.E. 133, approved by Court at D.E. 142.

The above table simply summarizes the Court-approved settlements; creditors and interested parties are directed to the settlement agreements themselves (see above references to Court docket in Chapter 11 Case) for the complete terms and details of the settlement agreements themselves. All references to "D.E. ___" in the above table and elsewhere in this Disclosure Statement shall refer to the numerical entries on the Court's electronic docket maintained in the Chapter 11 Case.

In addition to the Court-approved settlements referenced above (which resolved formal adversary proceedings and/or claims objections filed in the Chapter 11 Case), certain general unsecured and priority unsecured creditors have agreed to reduce and/or defer payment of their allowed claims to accommodate the Debtor by reducing its Effective Date cash requirements to confirm the Plan, which agreements and concessions are detailed in Article IV.D below.

C. Financial Information

For a complete report and information on the Debtor's post-petition performance and operations, parties are directed to the monthly operating reports filed in the Chapter 11 Case. As of June 30, 2019, the amount of the Debtor's cash held in its debtor-in-possession operating accounts totaled $50,182.40. The Debtor will also receive a cash investment of $110,000.00 committed by certain current stockholders (the "Plan Investor(s)"), in exchange for 2.2 million shares of the Debtor's common stock to be issued to such investors at $.05 per share with the strike price of their previously issued common stock warrants to be reduced to $.05 per share, to fund Effective Date payments under the Plan, which amount will be deposited by the Plan Investor(s) with the Debtor or its counsel prior to the Confirmation Hearing to augment the Debtor's Available Cash to fund Effective Date payments under the Plan. The full amount of the Debtor's Cash on-hand on the Effective Date will vest in the Reorganized Debtor and be available to fund payment of Allowed Claims under the Plan.

Prior to the Confirmation Hearing, and as a condition to Confirmation, the Debtor or its counsel will file a declaration with the Court evidencing sufficient Cash on hand to fund all Effective Date payments under the Plan.

D. Claims Against the Estate

1. General Unsecured Claims

The total amount of General Unsecured Claims filed against or scheduled by the Debtor as undisputed, non-contingent and liquidated (not including duplicate creditors, claims subject to pending objections and claims disallowed or withdrawn) was approximately $7.35 million.

In addition to the Debtor's Court-approved settlements with certain creditors described above (Kilpatrick Townsend, Lucas Hoppel, Process Engineering and Dennis Lenaburg), which are specifically incorporated into the Plan and will be assumed and performed by the Reorganized Debtor as applicable, certain insider and other creditors who intend to continue providing service to the Reorganized Debtor post-confirmation have agreed to reduce and/or defer payment of their Allowed General Unsecured Claims in order to accommodate the Debtor by reducing its Effective Date cash needs to confirm the Plan. The specific creditors who have agreed to reductions and/or payment deferrals of their Allowed General Unsecured Claims (not including Kilpatrick Townsend, Lucas Hoppel, Process Engineering and Dennis Lenaburg addressed above) are identified in the below table:

Creditor	Claim Amount	Terms of Agreed Claim Reduction/Payment Deferral
H&K Investments	$108,031.42	Agreed reduction of $11,461.42 with $96,570.00 balance to be paid from future profits and discharged to the extent unpaid five years after Plan effective date; $0.00 payable on Plan effective date.
Mark Koch	$269,591.88	Agreed reduction of $28,601.88 with $240,990.00 balance to be paid from future profits and discharged to the extent unpaid five years after Plan effective date; $0.00 payable on Plan effective date.
Animated Family Films	$648,322.38	$579,942.00 + 6% interest to be paid out of future profits and discharged to the extent unpaid five years after Plan effective date; $0.00 payable on Plan effective date.
Steven Dunkle, CTWC & Wellington Asset Holdings	$779,245.59 Total	$1.5 million to be paid out of future profits and discharged to the extent unpaid five years after Plan effective date; $0.00 payable on Plan effective date.
Christopher Jemapete	$50,315.07	Entire claim to be paid out of future revenues; $0.00 payable on Plan effective date.
Pamela Jemapete	$50,315.07	Entire claim to be paid out of future revenues; $0.00 payable on Plan effective date.
Steven Sadaka	$100,000.00	Entire claim to be paid out of future revenues; $0.00 payable on Plan effective date.
AES Financial Advisors, LLC	$64,503.89	Entire claim to remain as liability of Reorganized Debtor to be paid post-confirmation; $0.00 payable on Plan effective date.
Christopher Jemapete	$5,000.00	To be converted into equity in Reorganized Debtor (100,000 shares of common stock at $0.05 per share); $0.00 payable on Plan effective date.
Paritz & Co.	$32,000.00	Agreed reduction of $10,000.00 with $22,000.00 balance to be paid from future gross revenues; $0.00 payable on Plan effective date.

Pickwick Capital Partners	$1,769.56	Entire claim to remain as liability of Reorganized Debtor to be paid post-confirmation; $0.00 payable on Plan effective date.
Steven Douglas	$20,718.75	To be converted into equity in Reorganized Debtor (1,000,000 shares of common stock at $0.0207 per share); $0.00 payable on Plan effective date.
Weiss Law Group	$9,225.00	$6,500.00 to be paid on Plan effective date (Class 3) with $2,775.00 balance waived.
Robert Diener, Esq. (Securities Law Counsel)	$5,700.00 Pre-Petition $8,535.00 Post-Petition	$5,000.00 of allowed post-petition fee to be paid on Plan effective date with entire pre-petition claim and balance of post-petition administrative claim (total $9,235.00) to be converted into equity in Reorganized Debtor (184,700 shares of common stock at $0.05 per share).
Benjamin Slager (CEO)	$307,859.25 Pre-Petition $126,132.79 Post-Petition (Accrued Salary) $110,000.00 Board-Approved Ch. 11 Bonus	$393,992.04 to remain as continuing liability of Reorganized Debtor to be paid post-confirmation; $150,000.00 balance to be converted into equity in Reorganized Debtor (30 million shares at $.005 per share) with 25,164,226 pre-existing common stock warrants canceled; $0.00 payable on Plan effective date.
Anthony Santelli (COO)	$15,000.00 Pre-Petition $122,543.05 Post-Petition (Accrued Salary) $100,000.00 Board-Approved Ch. 11 Bonus	$137,543.05 to remain as continuing liability of Reorganized Debtor to be paid post-confirmation; $100,000.00 balance to be converted into equity in Reorganized Debtor (20 million shares at $.005 per share) with 16,100,000 pre-existing common stock warrants canceled; $0.00 payable on Plan effective date.
Charles Sills (Director)	$55,000.00 Pre-Petition $15,000.00 Post-Petition (Accrued Director Fees)	$67,500.00 to remain as liability of Reorganized Debtor to be paid post-confirmation; $2,500.00 to be converted into equity in Reorganized Debtor (500,000 shares of common stock at $0.005 per share) with 200,000 pre-existing common stock warrants canceled; $0.00 payable on Plan effective date.
Gerry David (ex-Director)	$15,000.00 Pre-Petition $7,777.98 Post-Petition (Accrued Director Fees)	$13,000.00 to be converted into equity in Reorganized Debtor (2.6 million shares at $.005 per share) with 2,600,000 pre-existing common stock warrants canceled; $9,777.78 balance waived; $0.00 payable on Plan effective date.
George Bolton (Director)	$15,648.48 Pre-Petition $15,000.00 Post-Petition (Accrued Director Fees)	$23,500.00 to be converted into equity in Reorganized Debtor (4.7 million shares at $.005 per share) with 5,210,931 pre-existing common stock warrants canceled; $7,148.48 balance waived; $0.00 payable on Plan effective date.

By Court orders entered in the Chapter 11 Case [D.E. 62, 114], the Court approved post-petition loans pursuant to certain convertible promissory notes issued by the Debtor in the total amount of $304,000.00 on an unsecured, non-priority basis to fund necessary working capital and operating expenses in the Chapter 11 Case. By agreement with these lenders, each of these note debts will either be paid post-confirmation out of the Reorganized Debtor's future profits or converted into shares of the Debtor's common stock pursuant to the terms of the convertible notes, as detailed in the below table, such that no additional amounts will need to be paid by the Debtor on the Effective Date in respect of these notes.

Lender	DIP Loan Amount	Terms of Agreed Loan Repayment/Equity Conversion
Annie Bindler	\$2,500.00 (Post-Petition DIP Loan)	Entire claim to be paid out of future profits (per Court-approved post-petition DIP note) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.
Zac Bindler	\$2,500.00 (Post-Petition DIP Loan)	Entire claim to be paid out of future profits (per Court-approved post-petition DIP note) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.
Steven Sadaka	\$24,000.00 (Post-Petition DIP Loan)	Entire claim to be paid out of future profits (per Court-approved post-petition DIP note) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.
Edmund Burke	\$175,000.00 (Post-Petition DIP Loan)	Entire claim to be paid out of future profits (per Court-approved post-petition DIP note) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.
AES Capital Partners, LP	\$50,000.00 Post-Petition ((Post-Petition DIP Loan)	To be converted into equity in Reorganized Debtor (2.0 million shares of common stock at \$0.025 per share) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.
Christopher Jemapete	\$25,000.00 Post-Petition ((Post-Petition DIP Loan)	To be converted into equity in Reorganized Debtor (1.0 million shares of common stock at \$0.025 per share) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.
Edmund Burke	\$25,000.00 Post-Petition ((Post-Petition DIP Loan)	To be converted into equity in Reorganized Debtor (1.0 million shares of common stock at \$0.025 per share) and discharged to the extent unpaid five years after Plan effective date; \$0.00 payable on Plan effective date.

After accounting for the agreed reductions and payment deferrals provided by the Court-approved settlements and other creditor agreements and concessions described above, the Debtor estimates that the total amount of Allowed General Unsecured Claims payable on the Effective Date under Class 3 of the Plan (which provides for 100% payment unless otherwise agreed) will total \$10,348.32.

2. Secured Claims

The only allowed secured claim in the Chapter 11 Case was filed by Process Engineering Associates, LLC ("Process Engineering") in the amount of \$121,889.68 as of the Petition Date, arising from a pre-petition default final judgment entered against the Debtor in Tennessee state court in March, 2018, and subsequently domesticated in Florida. Process Engineering's pre-petition execution of this judgment by garnishment of the Debtor's pre-petition bank accounts was a precipitating cause of the timing of the Debtor's chapter 11 filing. The Debtor and Process Engineering entered into a settlement in the Chapter 11 Case, approved by Court order [D.E. 118], allowing Process Engineering's secured claim in the reduced amount of \$30,000.00, the principal amount of which will be paid in full on the Effective Date under Class 2 of the Plan.

3. Administrative Claims

a. Administrative Trade Claims

The Debtor has incurred post-petition trade liabilities in the operation of its business which it has paid in the ordinary course under the terms of the particular agreements giving rise to such trade claims. The Debtor believes there will be no other Administrative Claims (not including Professional Claims and the Debtor's ordinary course operating expenses) payable under the Plan.

b. Administrative D&O Compensation Claims

As detailed in the below table, the Debtor's officers and directors have accrued significant pre-petition and post-petition wage, bonus and director fee claims which qualify as a combination of general unsecured non-priority claims, priority wage claims, and administrative priority claims, but have agreed to reduce, defer payment of and/or convert to equity a sizeable portion of these claims to accommodate the Debtor by reducing its Effective Date cash needs under the Plan. Payment of additional post-petition officer wages and director fees incurred through Plan conformation will be deferred per agreement by the Debtor's officers and directors to accommodate the Debtor's Effective Date cash requirements.

Officer/Director	Total Claim Amount	Terms of Agreed Claim Reduction/Payment Deferral/Equity Conversion
Benjamin Slager (CEO)	\$307,859.25 Pre-Petition \$126,132.79 Post-Petition (Accrued Salary) \$110,000.00 Board-Approved Ch. 11 Bonus	\$393,992.04 to remain as continuing liability of Reorganized Debtor to be paid post-confirmation; \$150,000.00 balance to be converted into equity in Reorganized Debtor (30 million shares at \$.005 per share) with 25,164,226 pre-existing common stock warrants canceled; \$0.00 payable on Plan effective date.
Anthony Santelli (COO)	\$15,000.00 Pre-Petition \$122,543.05 Post-Petition (Accrued Salary) \$100,000.00 Board-Approved Ch. 11 Bonus	\$137,543.05 to remain as continuing liability of Reorganized Debtor to be paid post-confirmation; \$100,000.00 balance to be converted into equity in Reorganized Debtor (20 million shares at \$.005 per share) with 16,100,000 pre-existing common stock warrants canceled; \$0.00 payable on Plan effective date.
Charles Sills (Director)	\$55,000.00 Pre-Petition \$15,000.00 Post-Petition (Accrued Director Fees)	\$67,500.00 to remain as liability of Reorganized Debtor to be paid post-confirmation; \$2,500.00 to be converted into equity in Reorganized Debtor (500,000 shares of common stock at \$0.005 per share) with 200,000 pre-existing common stock warrants canceled; \$0.00 payable on Plan effective date.
Gerry David (ex-Director)	\$15,000.00 Pre-Petition \$7,777.98 Post-Petition (Accrued Director Fees)	\$13,000.00 to be converted into equity in Reorganized Debtor (2.6 million shares at \$.005 per share) with 2,600,000 pre-existing common stock warrants canceled; \$9,777.78 balance waived; \$0.00 payable on Plan effective date.
George Bolton (Director)	\$15,648.48 Pre-Petition \$15,000.00 Post-Petition (Accrued Director Fees)	\$23,500.00 to be converted into equity in Reorganized Debtor (4.7 million shares at \$.005 per share) with 5,210,931 pre-existing common stock warrants canceled; \$7,148.48 balance waived; \$0.00 payable on Plan effective date.

c. Professional Claims

Subject to final hearings on fee applications filed by Professionals, the Debtor estimates that the final allowed amount of Professional Claims in the Chapter 11 Case will total approximately $100,000.00 between the Debtor's general bankruptcy counsel (Mancuso Law, P.A.) and its special securities law counsel (Robert Diener, Esq.). The net allowed amount of Professional Claims *actually payable* by the Debtor on the Effective Date, however, has been reduced by the Court's interim compensation order [D.E. 113] authorizing payment of the pre-petition retainer balance held by Mancuso Law, P.A. in the amount of $16,750.00, so should total approximately $85,000.00. All Allowed Professional Claims will be paid in full on the Effective Date of the Plan or such later date that any particular Professional Claim becomes Allowed, or as otherwise agreed to by the Debtor or Reorganized Debtor and any particular Professional.

To accommodate the Debtor by reducing its Effective Date cash needs, Mancuso Law, P.A. has agreed to accept $25,000.00 of its final allowed fee in the Chapter 11 Case, estimated to total $80,000.00 net of the pre-petition retainer balance previously applied by interim fee award, in the form of the Debtor's common stock at an agreed price of $.025 per share – *i.e.*, $25,000.00 of its final allowed fee will be converted into 1.0 million shares of the Reorganized Debtor's common stock issued as of the Effective Date. While the Debtor and Mancuso Law, P.A. understand its status as a *pre*-confirmation stockholder of the Debtor would render Mancuso Law, P.A. not "disinterested" under sections 327(a) and 101(14) of the Bankruptcy Code, they do not believe that precludes its acceptance of a portion of its allowed chapter 11 fee in the Debtor's common stock since such stock will not be issued until the Effective Date and, under section 5.4 of the Plan, the Reorganized Debtor's professionals retained from and after the Effective Date are not subject to section 327(a) of the Bankruptcy Code.

4. Priority Claims

a. Priority Tax Claims

The only Priority Tax Claims in the Chapter 11 Case were filed by the IRS (claim no. 1-1) in the total priority amount of $40,732.84 and Florida Department of Revenue (claim no. 8) in the total priority amount of $200.00. The IRS claim was amended down to $0.00 (claim no. 1-5) so the total amount of Allowed Priority Tax Claims payable on the Effective Date of the Plan will be $200.00.

b. Priority Non-Tax Claims

The Priority Non-Tax Claims, consisting of pre-petition unpaid employee wages, entitled to priority under section 507(a)(4) of the Bankruptcy Code and payable in full on the Effective Date, total $77,900.00 (net of the pre-petition wages paid post-petition as authorized by the Bankruptcy Court [D.E. 28]). This amount includes the $13,650.00 allowed priority claim granted Dennis Lenaburg as part of his settlement with the Debtor approved by the Bankruptcy Court [D.E. 142]. As detailed in the table set forth in Article IV.D.1 above, certain

insiders have agreed to reduce or defer payment of their allowed priority wage claims to accommodate the Debtor by reducing its Effective Date cash needs under the Plan; net of these agreed reduced/deferred amounts, the Debtor estimates that the amount of Priority Non-Tax Claims payable on the Effective Date will total $13,650.00.

E. Debtor's Assets

For a complete description of the Debtor's assets and liabilities as of the Petition Date, interested parties are directed to the Debtor's Schedules filed November 5, 2018 [D.E. 31, as amended by D.E. 70 filed February 19, 2019], which may be obtained from the Court's electronic docket in the Chapter 11 Case. The Schedules were prepared by the Debtor and its counsel.

ARTICLE V
CAUSES OF ACTION

The Debtor's Schedules identify creditors whose Claims are disputed, and the Debtor's Statement of Financial Affairs may identify the parties who received payments and transfers from the Debtor, which payments and transfers may be avoidable under the Bankruptcy Code. The Debtor has not completed this investigation of potential objections to Claims, Avoidance Actions and Causes of Action; therefore, the Debtor is unable to provide any meaningful estimate of amounts that could be recovered for the benefit of the Reorganized Debtor under the Plan. **THE PLAN DOES NOT, AND IS NOT INTENDED TO, RELEASE ANY SUCH CAUSES OF ACTION, AVOIDANCE ACTIONS, OR OBJECTIONS TO CLAIMS. ALL SUCH RIGHTS ARE SPECIFICALLY PRESERVED IN FAVOR OF THE REORGANIZED DEBTOR. PROCEEDS OF CAUSES OF ACTION WILL VEST IN THE REORGANIZED DEBTOR AND NOT BE DISTRIBUTED TO CREDITORS.**

Creditors and interested parties should understand that legal rights, Claims and Causes of Action that the Debtor may have against them, if any exist, are retained under the Plan and will vest in the Reorganized Debtor unless a specific order of the Court authorizes the Debtor to release such Claims. As such, Creditors and interested parties are cautioned not to rely on (i) the absence of the listing of any legal right, Claim or Cause of Action against a particular creditor in the Disclosure Statement, Plan, Schedules or Statement of Financial Affairs or (ii) the absence of litigation or demand prior to the Effective Date of the Plan as any indication that the Reorganized Debtor does not possess or does not intend to prosecute a particular right, claim or cause of action if a particular Creditor or Interestholder votes to accept the Plan. It is the expressed intention of the Plan to preserve the Debtor's rights, Claims, and Causes of Action, whether now known or unknown, for the benefit of the Debtor's Estate.

Among other potential claims, the Debtor is aware of the following specific litigation claims which it and the Reorganized Debtor reserve the right to pursue post-confirmation: claims against Power Up Lending Group, Ltd., Vis Vires Group, Inc., and their principal Curt Kramer, including usury, fraud, civil RICO and related tort claims arising from potentially usurious loans issued to the Debtor pre-petition. The identification of these specific claims is for disclosure purposes only and without prejudice to any and all available defenses that may be raised by any of the specific potential defendants identified above.

ARTICLE VI
POST-PETITION OPERATIONS AND SIGNIFICANT EVENTS DURING CHAPTER 11 CASE

A. Post-Petition Operations

For detailed financial information regarding the Debtor's post-petition operations, creditors and parties in interest are directed to the monthly operating reports filed with the Bankruptcy Court, which may be obtained from the Court's electronic docket.

B. Employment of Professionals

Pursuant to orders entered by the Bankruptcy Court, the following professionals have been retained in the Chapter 11 Case pursuant to sections 327, 328 and/or 1103 of the Bankruptcy Code, compensable by the Estate pursuant to section 330 of the Bankruptcy Code:

Professional	Role
Mancuso Law, P.A.	Debtor's General Bankruptcy Counsel
Robert Diener, Esq.	Debtor's Special Securities Law Counsel

To the extent allowed, the Professional Claims of these retained Professionals will be paid on or about the Effective Date or Allowance Date (or such other date as may be agreed to) pursuant to separate Order of the Bankruptcy Court. Subject to the filing of final fee applications by these Professionals, the Debtor estimates that the net amount of Allowed Professional Claims payable on the Effective Date will total approximately $85,000.00 (net of the $16,750.00 retainer balance paid to Mancuso Law, P.A. pursuant to the Court's interim fee award), less $25,000.00 that Mancuso Law., P.A. has agreed to accept in the form of the Reorganized Debtor's common stock at $.025 per share as disclosed above.

C. Schedules and Statement of Financial Affairs

The Debtor's Schedules and Statements of Financial Affairs were filed in the Court on November 5, 2018 [D.E. 31, as amended by D.E. 70 filed February 19, 2019], describing the nature and extent of its assets and liabilities as of the Petition Date, and its pre-petition financial affairs.

ARTICLE VII
SUMMARY DESCRIPTION OF THE PLAN

A. Introduction

A summary of the principal provisions of the Plan and the treatment of Classes of Allowed Claims and Equity Interests is outlined below. This Disclosure Statement is only a summary of the terms of the Plan; the Plan (and not the Disclosure Statement) governs the rights and obligations of the parties.

B. Designation of Claims and Equity Interests/ Impairment

The following is a designation of the Classes of Claims and Equity Interests under the Plan. In accordance with Bankruptcy Code section 1123(a)(1), Administrative Claims and Priority Tax Claims have not been classified and are excluded from the following Classes. A Claim or Equity Interest is classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class, and is classified in another Class(es) to the extent that any remainder of the Claim or Equity Interest qualifies within the description of such other Class(es). A Claim or Equity Interest is classified in a particular Class only to the extent that the Claim or Equity Interest is an Allowed Claim or Allowed Equity Interest in that Class and has not been paid, released or otherwise satisfied before the Effective Date; a Claim or Equity Interest that is not an Allowed Claim or Equity Interest is not in any Class. Notwithstanding anything to the contrary in the Plan, no Distribution shall be made on account of any Claim that is not an Allowed Claim.

Classes of Claims against and Equity Interests in the Debtors are designated as follows:

Class 1:	Priority Non-Tax Claims
Class 2:	Process Engineering Secured Claim
Class 3:	General Unsecured Claims
Class 4:	Equity Interests

Allowed Priority Non-Tax Claims in Class 1, the Process Engineering Claim in Class 2, General Unsecured Claims in Class 3 and Equity Interests in Class 4 are not Impaired under the Plan. Pursuant to Bankruptcy Code section 1126(f), Holders of Claims and Interests within these Classes are conclusively presumed to have accepted the Plan and therefore are not entitled to vote to accept or reject the Plan.

C. Treatment of Unclassified Claims

1. **Allowed Administrative Claims.** Subject to the allowance procedures and deadlines provided in this Plan and except as otherwise provided in this Plan or Order of the Bankruptcy Court, each Holder of an Allowed Administrative Claim shall receive on account of such Claim and in full satisfaction, settlement, release and discharge of and in exchange for such Claim (a) Cash in an amount equal to the full amount of the Allowed Administrative Claim on, or as soon as reasonably practicable after, the later of (i) the Effective Date, (ii) the Allowance Date, and (iii) another date agreed to by the Debtor or Reorganized Debtor and the Holder of such Administrative Claim; or (b) such other treatment on such other terms and conditions as may be agreed to in writing by the Debtor or Reorganized Debtor and the Holder of such Claim, as the case may be, or as the Bankruptcy Court may order. However, Allowed Professional Claims shall be paid in accordance with Section 2.2 of the Plan, and U.S. Trustee Fees shall be paid in accordance with Section 2.3 of the Plan.

The Debtor estimates that the amount of Allowed Administrative Claims payable on the Effective Date (Professional Claims net of the pre-petition retainer balance paid to the Debtor's counsel by interim fee award and stock in lieu of cash paid to Debtor's general counsel) will total approximately $60,000.00.

2. **Professional Claims.** Each Professional in the Chapter 11 Case must have filed with the Bankruptcy Court its final fee application seeking final approval of all fees and expenses from the Petition Date through the Confirmation Date by the deadline set by separate Order of the Bankruptcy Court. Any Professional Claim for which an application or other request for payment was not filed by such deadline shall be discharged and forever barred.

3. **U.S. Trustee Fees.** The Debtor or Reorganized Debtor will pay the U.S. Trustee the appropriate sum required pursuant to 28 U.S.C. § 1930(a)(6) within ten (10) days from the entry of an order confirming the Plan for pre-confirmation periods and simultaneously provide to the U.S. Trustee an appropriate affidavit indicating the cash disbursements for the relevant period. In addition, the Reorganized Debtor will pay the U.S. Trustee the appropriate sum required pursuant to 28 U.S.C. § 1930(a)(6) for post-confirmation periods within the time period set forth in 28 U.S.C. § 1930(a)(6), based upon all post-confirmation disbursements made by the Reorganized Debtor in connection with all payments made pursuant to the Plan, until the earlier of the closing of this case by the issuance of a final decree by the Bankruptcy Court, or upon the entry of an order by the Bankruptcy Court dismissing the Chapter 11 Case or converting the case to another chapter under the Bankruptcy Code, and the Reorganized Debtor will provide to the U.S. Trustee upon the payment of each post-confirmation payment an appropriate affidavit indicating all cash disbursements for the relevant period.

4. **Priority Tax Claims.** Pursuant to section 1129(a)(9)(C) of the Bankruptcy Code, each Holder of an Allowed Priority Tax Claim shall receive on account of such Claim and in full satisfaction, settlement, release and discharge of and in exchange for such Claim (a) Cash in an amount equal to the full amount of the Allowed Priority Tax Claim on, or as soon as reasonably practicable after, the later of (i) the Effective Date, (ii) the Allowance Date, (iii) the date that any such Allowed Claim becomes due and payable under applicable non-bankruptcy law, and (iv) another date agreed to by the Debtor or Reorganized Debtor and the Holder of such Priority Tax Claim; or (b) such other treatment on such other terms and conditions as may be agreed to in writing by the Debtor or Reorganized Debtor and the Holder of such Claim, as the case may be, or as the Bankruptcy Court may order.

The Debtor estimates that the amount of Allowed Priority Tax Claims payable on the Effective Date will total $200.00.

D. Treatment of Classified Claims and Interests

Pursuant to section 1122 of the Bankruptcy Code, a designation of the Classes of Claims and Interests regarding the Debtor are listed below. A Claim or Equity Interest is designated in a particular Class only to the extent that such Claim or Equity Interest is an Allowed Claim or Equity Interest and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. The treatment of and consideration to be received by Holders of Allowed Claims and the treatment of Interests pursuant to the Plan will be in full satisfaction, settlement, release and extinguishment of their respective Allowed Claims against, or Equity Interests in the Debtor and the Debtor's Estate, except as otherwise expressly provided in the Plan or the Confirmation Order.

1. **Class 1: Priority Non-Tax Claims (Unimpaired).** Class 1 consists of all Allowed Claims given priority in payment pursuant to section 507 of the Bankruptcy Code, but not including Priority Tax Claims. In accordance with section 1129(a)(9)(B) of the Bankruptcy Code, each Holder of an Allowed Priority Non-Tax Claim shall receive either (a) Cash in an amount equal to the Allowed amount of its Claim on, or as soon as reasonably practicable after, the later of (i) the Effective Date, (ii) the Allowance Date, and (iii) another date agreed to by the Debtor or Reorganized Debtor and such Holder; or (b) such other treatment on such other terms and conditions as may be agreed to in writing by the Debtor or Reorganized Debtor and such Holder, as the case may be, or as the Bankruptcy Court may order. Class 1 is Unimpaired and not entitled to vote on the Plan.

The Debtor estimates that the amount of Allowed Priority Non-Tax Claims payable on the Effective Date will total $13,650.00.

2. **Class 2: Process Engineering Secured Claim (Unimpaired)**. Class 3 consists of the Process Engineering Secured Claim. Consistent with the terms of its Court-approved settlement, Process Engineering shall receive Cash in the full principal amount of its Allowed Secured Claim ($30,000.00) on, or as soon as reasonably practicable after, the Effective Date. Class 2 is Unimpaired and not entitled to vote on the Plan.

3. **Class 3: General Unsecured Claims (Unimpaired)**. Class 2 consists of all General Unsecured Claims. Each Holder of an Allowed General Unsecured Claim shall receive either (a) Cash in an amount equal to the Allowed amount of its Claim, plus Post-Petition interest at the contract rate or federal judgment rate effective as of the Petition Date, as applicable, on, or as soon as reasonably practicable after, the later of (i) the Effective Date, (ii) the Allowance Date, and (iii) another date agreed to by the Debtor or Reorganized Debtor and such Holder in writing; or (b) such other treatment on such other terms and conditions as may be agreed to in writing by the Debtor or Reorganized Debtor and such Holder, as the case may be, or as the Bankruptcy Court may order. Class 3 is Unimpaired and not entitled to vote on the Plan.

The Debtor estimates that the amount of Allowed General Unsecured Claims payable on the Effective Date will total $10,348.32, with the balance of Allowed General Unsecured Claims payable post-confirmation pursuant to the specific agreements described in Article IV.D above.

4. **Class 4: Equity Interests (Unimpaired).** Class 4 consists of all Equity Interests in the Debtor. Holders of Allowed Equity Interests shall retain their Equity Interests in the Reorganized Debtor, by their same common stock shares in the Debtor as of the Effective Date, from and after the Effective Date of the Plan. Class 4 is Unimpaired and not entitled to vote on the Plan.

It is not possible to predict precisely the total amount of Claims in a particular Class or the Distributions that will ultimately be paid to Holders of Claims in the different Classes because of the variables involved in the calculations (including the results of the claims objection process).

E. Assumption and Rejection of Executory Contracts under the Plan.

As of the Effective Date, any Executory Contract not specifically assumed by the Debtor by Final Order of the Court, or subject to a motion to assume that remains pending as of the Effective Date, pursuant to section 365(a) of the Bankruptcy Code, shall be deemed rejected as of the Confirmation Date (the "Rejected Contracts"). The Confirmation Order shall constitute an order of the Bankruptcy Court approving the rejection of the Rejected Contracts pursuant to section 365 of the Bankruptcy Code. The Debtor believes that no rejection damages claims need be paid under the Rejected Contracts pursuant to section 365(b) of the Bankruptcy Code.

Pursuant to the Debtor's settlement with Dennis Lenaburg approved by the Court [D.E. 142], the parties' stock warrant agreement (for the issuance of warrants for 1.5 million shares of the Reorganized Debtor's common stock at $.30 per share strike price with 10-year term), as well as any other existing unexpired stock warrant or option agreements not canceled by the Debtor, will be assumed by the Reorganized Debtor as of the Effective Date under the Plan.

To clarify, the following incentive stock options previously issued to the Debtor's officers and directors are being canceled under the Plan per agreement with such officers and directors: 200,000 issued to Charles Sills; 2,600,000 issued to Gerry David; 5,210,931 issued to George Bolton; 16,100,000 issued to Anthony Santelli; and 25,164,226 issued to Benjamin Slager. Other employee incentive stock options were previously canceled by the Debtor's board of directors due to their improper issuance by prior management. The sole remaining vested employee stock options are: 42,873 issued to Troy Lorenz with an exercise price of $.45 per share and an expiration date of September 30, 2021; 59,760 issued to Troy Lorenz with an exercise price of $.45 per share and an expiration date of December 30, 2021; 104,466 issued to Troy Lorenz with an exercise price of $.13 per share and an expiration date of March 31, 2022; 50,000 issued to Zhilin Xie with an exercise price of $.45 per share and an expiration date of August 6, 2020; 250,000 issued to Jim Brown with an exercise price of $.46 per share and an expiration date of September 1, 2020; 50,000 issued to Peter Cohen with an exercise price of $.45 and an expiration date of August 6, 2020; 500,000 issued to Peter Cohen with an exercise price of $.05 per share and an expiration date of August 6, 2023; 25,000 issued to Brandy Farrell with an exercise price of $.45 per share and an expiration date of August 6, 2020; 500,000 issued to Patrick Simms with an exercise price of $.05 per share and an expiration date of December 1, 2023; 25,000 issued to Thomas Camerlengo with an exercise price of $.45 per share and an expiration date of August 6, 2020; and 150,000 issued to Thomas Camerlengo with an exercise price of $.05 per share and an expiration date of August 6, 2023. Unvested stock options were issued to Thomas Camerlengo, Patrick Simms, and Peter Cohen and will vest in the future.

F. Discharge, Exculpation, Injunction and Automatic Stay

1. Distributions in Complete Satisfaction. The Distributions and rights provided under the Plan shall be in complete satisfaction and release, effective as of the Effective Date, of all Claims against and Interests in the Estate and all liens upon any Property of the Estate; provided, however, that the Plan does not operate or intend to resolve any other claims, Causes of Action, related defenses or other rights that the Estate, Debtor or Reorganized Debtor may have against any other Person, except as expressly provided for hereunder. The Holders of liens satisfied and released under the Plan shall execute and deliver any and all documentation

reasonably requested by the Reorganized Debtor evidencing the satisfaction and release of such liens.

2. Discharge. Commencing on the Effective Date, except as otherwise expressly provided herein, all Holders of Claims and Interests shall be precluded forever from asserting against the Debtor's estate, the Debtor or its assets, or the Reorganized Debtor, any other or further liabilities, liens, obligation, claims or equity interest, arising or existing prior to the Effective Date, that were or could have been the subject of any Claim or Interest, whether or not Allowed. As of the Effective Date, the Debtor, Estate and Reorganized Debtor shall be discharged, released from and shall hold the Assets received or retained by and pursuant to the Plan, free and clear of all liabilities, liens, claims and obligations or other claims of any nature against the Debtor or Estate, except those duties and obligations created by the Plan.

3. Binding Effect. Except as otherwise provided in section 1141(d) of the Bankruptcy Code, on and after the Confirmation Date the provisions of the Plan shall bind any Holder of a Claim against or Interest in the Debtor and such Holder's respective successors and assigns, whether or not the Claim or Interest of such Holder is Impaired under this Plan and whether or not such Holder has accepted the Plan.

4. Stay. Unless otherwise provided herein, all injunctions or stays provided for in the Chapter 11 Case pursuant to section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the entry of the final decree closing the Chapter 11 Case.

5. Exculpation. Except as otherwise specifically provided in the Plan, the Debtor and Reorganized Debtor, their officers, directors, employees, representatives, advisors, professionals, attorneys, financial advisors, or agents, or any of such parties' successors and assigns, shall not have or incur, and shall be released from, any claim, obligation, cause of action or liability to one another or to any Holder of a Claim or an Interest, or any other party in interest, or any of their respective officers, directors, members, employees, representatives, advisors, attorneys, financial advisors, agents, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Case, the pursuit of Confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their willful misconduct, bad faith, breach of fiduciary duty or gross negligence, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

6. Injunction. Except as provided in the Plan or the Confirmation Order, as of the Confirmation Date all Persons that have held, currently hold, or may hold, a Claim or other debt or liability that is discharged pursuant to the terms of the Plan, and any successors, assigns or representatives of any of the foregoing, are permanently precluded and enjoined from taking any of the following actions on account of any such discharged Claims, debts or liabilities: (a) commencing or continuing in any manner any action or other proceeding against Estate, Debtor, Reorganized Debtor or the property or assets of any of the foregoing; (b) enforcing, attaching, collecting, or recovering in any manner any judgment, award, decree, or order against the Estate, Debtor, Reorganized Debtor or the property or assets of any of the

foregoing; (c) creating, perfecting, or enforcing any lien or encumbrance against the Estate, Debtor, Reorganized Debtor or the property or assets of any of the foregoing; (d) asserting a right of subordination, setoff, recoupment or counterclaim of any kind against any debt, liability, or obligation due to the Estate, Debtor, Reorganized Debtor or the property or assets of any of the foregoing; and (e) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.

ARTICLE VIII
MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN

A. Funding of Payment of Allowed Claims.

The Debtor's Cash on hand on the Effective Date, including the funds to be invested and contributed by the Plan Investor(s), will directly fund full payment of Allowed Administrative Claims (approx. $60,000.00), Allowed Priority Claims not agreed to be subordinated for purposes of Plan confirmation ($13,850.00), the Allowed Process Engineering Secured Claim ($30,000.00), and Allowed General Unsecured Claims (approx. $10,350.00) due on the Effective Date pursuant to the terms of the Plan. **The Debtor estimates that the Effective Date payments under the Plan, described above, will total approximately $110,000.00**.

B. Incorporation of Creditor Settlements into Chapter 11 Plan.

The Debtor's settlement agreements with Kilpatrick, Townsend & Stockton LLP, Lucas Hoppel, Process Engineering and Dennis Lenaburg executed in the Chapter 11 Case and approved by the Court [D.E. 105, 117, 118 and 142, respectively], as well as those creditor agreements and concessions detailed in Article IV.D of this Disclosure Statement, are each fully incorporated into the Plan to be binding upon the Reorganized Debtor and performed/implemented by the Reorganized Debtor in accordance with the terms and conditions thereof.

C. Creation of Reorganized Debtor.

In accordance with Article V of the Plan, the Debtor's Assets will vest in the Reorganized Debtor as of the Effective Date for the purpose of continuing operation of the Debtor's business (defined in the Plan as the "ABP Business"), objecting to and administering Claims, making Distributions to Holders of Allowed Claims and prosecuting any other Causes of Action and/or Avoidance Actions as appropriate.

D. Vesting of Assets in Reorganized Debtor.

On the Effective Date, the Debtor's Assets shall vest in the Reorganized Debtor free and clear of all Claims, liens, interests and encumbrances, except as expressly provided in the Plan, and shall be held, maintained and administered solely and exclusively by the Reorganized Debtor. The Debtor and Reorganized Debtor shall be authorized and directed to execute any and all documents necessary to effectuate the vesting of the Assets in the Reorganized Debtor. The Reorganized Debtor shall have sole and exclusive standing and authority to commence,

prosecute, settle or otherwise dispose of the Debtor's Causes of Action vested in the Reorganized Debtor under the Plan.

The Assets include, without limitation, the ABP Business and related assets, the Causes of Action and Avoidance Actions, and all of the Debtor's Cash on hand as of the Effective Date.

E. Ownership and Management of Reorganized Debtor.

Pursuant to the Plan, the Reorganized Debtor shall be created and become effective as of the Effective Date of the Plan, and continue the ABP Business as the same legal entity, Alliance BioEnergy Plus, Inc. The equity interests in the Reorganized Debtor will vest in the Debtor's common stock holders in the same shares held by each of them as of the Effective Date. As of the Effective Date, the Debtor's same officers (Chief Executive Officer Benjamin Slager and Chief Operating Officer Anthony Santelli) and directors (Benjamin Slager, Anthony Santelli, Charles Sills and George Bolton) will serve as the officers and directors of the Reorganized Debtor. After the Effective Date, the shareholders, officers and/or directors of the Reorganized Debtor may amend the corporate by-laws or corporate structure, enter into any agreements and engage in any other lawful activity to the extent permitted by applicable law.

F. Purpose of Reorganized Debtor.

The Reorganized Debtor is established for the purpose of continuing operation of the ABP Business, prosecuting Causes of Action and Objections to Claims, as appropriate. From and after the Effective Date, the Reorganized Debtor shall be empowered to operate and manage its business, and to engage in all activities and enter into any and all transactions in connection therewith, to the full extent allowed under applicable law without Court oversight or jurisdiction except as otherwise provided in the Plan.

ARTICLE IX
FEASIBILITY

Based upon the anticipated amount of Allowed Claims, and subject to certain risk factors discussed in Article X hereof, the Debtor will fully fund and satisfy the "Effective Date" payment obligations under the Plan from its Available Cash, including funds of $110,000.00 to be invested and contributed by the Plan Investor(s) and held by the Debtor pending the Effective Date prior to the Confirmation Hearing. In particular, the Plan Investor(s) will purchase common stock in the Debtor at $.05 per share in a total amount of $110,000.00 (2.2. million shares) while the strike price of their previously issued common stock warrants will be reduced to $.05 per share as an inducement to fund the Debtor's exit from chapter 11 bankruptcy.

While certain debts will survive Confirmation pursuant to those specific agreed payment concessions and deferrals detailed in Article IV.D above, and have no guaranteed or fixed time for future repayment, those creditors are well aware of and have assumed the risk of future non-payment. Those creditors whose pre-petition claims and litigation forced the Debtor into chapter 11 bankruptcy, however, as described in Article IV.A.2 above, have reached Court-approved settlements with the Debtor, as described in Article IV.B.4 above, or will have their claims discharged under the Plan; with these specific claims settled or otherwise discharged in this case, the Debtor believes that the risk of future liquidation is minimal.

ARTICLE X
RISK FACTORS

Creditors should carefully consider the following factors, as well as the other information contained in this Disclosure Statement (as well as the documents delivered herewith or incorporated by reference herein), in evaluating the Plan.

The principal purpose of the Chapter 11 Case is the formulation of the Plan, which reorganizes the Debtor's business and operations and establishes how Claims against and Equity Interests in the Debtor will be treated.

A. Failure to Confirm or Consummate the Plan

If the Plan is not confirmed and consummated, it is possible that an alternative plan can be negotiated and presented to the Bankruptcy Court for approval, however, there is no assurance that the alternative plan will be confirmed, that the Chapter 11 Case will not be converted to a liquidation, or that any alternative plan could or would be formulated on terms as favorable to the Creditors as the terms of the Plan.

B. Allowed Claims Estimates May Be Incorrect

There can be no assurance that the estimated Allowed Claim amounts set forth herein are correct. The actual Allowed amounts of Claims may differ from the estimates. The estimated amounts are subject to certain risks, uncertainties and assumptions, and if one or more of such risks or uncertainties materialize, or if underlying assumptions prove incorrect, the actual allowed amounts of Claims may vary from those estimated herein.

ARTICLE XI
ALTERNATIVES TO PLAN AND BEST INTERESTS OF CREDITORS

There are three possible consequences if the Plan is rejected or if the Bankruptcy Court refuses to confirm the Plan: (a) the Bankruptcy Court could dismiss the Chapter 11 Case, (b) the Chapter 11 Case could be converted to a liquidation case under chapter 7 of the Bankruptcy Code, or (c) the Bankruptcy Court could consider an alternative chapter 11 plan proposed by another party.

A. Dismissal

The most remote possibility is dismissal. If the Chapter 11 Case were to be dismissed, the Debtor would no longer have the protection of the Bankruptcy Court and the applicable provisions of the Bankruptcy Code. Dismissal would force a race among creditors to take over and dispose of the Debtor's available assets. Even the most diligent unsecured creditors would likely fail to realize any significant recovery on their claims.

B. Chapter 7 Liquidation

A straight liquidation bankruptcy, or chapter 7 case, requires liquidation of the bankruptcy debtor's assets by an impartial trustee. In a chapter 7 case, the amount that unsecured creditors would receive depends on the net estate available after all assets of the Debtor have been reduced to cash. The cash realized from liquidation of the Debtor's assets would be distributed in accordance with the priority and distribution scheme prescribed in Bankruptcy Code sections 507 and 726.

If the Plan is not confirmed, it is likely that the Chapter 11 Case will be converted to a case under chapter 7 of the Bankruptcy Code, in which case a trustee would be appointed to liquidate the Debtor's assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. Whether a bankruptcy case is a case under chapter 7 or chapter 11, Secured Claims, Administrative Claims and Priority Claims are entitled to be paid in full before unsecured creditors receive any funds.

If the Chapter 11 Case were converted to chapter 7, the present Administrative Claims may have a priority lower than priority claims generated by the chapter 7 case, such as the chapter 7 trustee's fees or the fees of attorneys, accountants and other professionals engaged by the chapter 7 trustee. If the Chapter 11 Case were converted, the Bankruptcy Court would appoint a trustee to liquidate the Debtor's property and assets and distribute the proceeds to creditors in accordance with the Bankruptcy Code's priority scheme. It is likely that the chapter 7 trustee would have little or no experience or knowledge of the Debtor's businesses or their records or assets. A substantial period of education would be required in order for any chapter 7 trustee to wind the case up effectively.

The chapter 7 trustee would be entitled to receive the compensation allowed under Bankruptcy Code section 326. The trustee's compensation is based on 25% of the first $5,000 or less; 10% of any amount in excess of $5,000 but not in excess of $50,000; 5% of any amount in excess of $50,000 but not in excess of $1 million; and reasonable compensation not to exceed

3% of any amount in excess of $1 million, on all funds disbursed or turned over in the bankruptcy case by the trustee to parties in interest (excluding the Debtor, but including the holders of Secured Claims). The trustee's compensation would be paid as a cost of administration of the chapter 7 estate, and may have priority over the costs and expenses incurred in the chapter 11 case and any payment to unsecured creditors. It is also likely that the chapter 7 trustee would retain his own professionals (including attorneys and financial advisors) whose fees would also constitute administrative priority claims in the chapter 7 case, with a priority that may be higher than those claims arising as part of the administration of the chapter 11 case.

Finally, pursuant to section 348 of the Bankruptcy Code, the General Claims Bar Date would be reopened in the converted chapter 7 case, creating the possibility that additional allowable Claims would be filed against the Debtor's Estate and thereby reduce the aggregate Distribution available to Holders of Allowed Claims in the Chapter 11 Case.

The Debtor believes that liquidation under chapter 7 would result in lesser Distributions to Holders of Allowed General Unsecured Claims than provided under the Plan and no value for Interestholders. As previously noted, conversion to chapter 7 would give rise to (a) additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee; (b) full payment of Allowed Secured Claims, Administrative Claims and Priority Claims prior to any payments to Holders of Allowed General Unsecured Claims; and (c) the risk of additional allowable claims due to the reopening of the General Claims Bar Date.

Accordingly, the Debtor believes that the Plan is in the best interests of creditors for purposes of section 1129(a)(7) of the Bankruptcy Code. Attached hereto as **Exhibit 2** is a "liquidation analysis" calculating the estimated distribution to General Unsecured Creditors from a hypothetical orderly chapter 7 bankruptcy liquidation of the Debtor's assets as of the Effective Date of the Plan. As demonstrated by this liquidation analysis, the proposed payout to creditors under the Plan greatly exceeds the anticipated zero distribution to those creditors in a hypothetical chapter 7 liquidation of the Debtor's assets as of the Effective Date.

C. Alternative Plan

If the Debtor is unable to confirm a chapter 11 plan prior to the expiration of its "exclusivity periods" under section 1121(b) and (c) of the Bankruptcy Code, any other creditor or party in interest may file a chapter 11 plan. The Debtor believes, however, that the treatment proposed herein is likely more favorable to any alternatives that could be proposed by way of a "competing plan" or otherwise.

Also, the Debtor reserves its right to waive chapter 11 plan exclusivity to allow another creditor or party in interest to propose and seek confirmation of a competing chapter 11 plan if such waiver is necessary to satisfy the "new value exception" to the absolute priority rule applicable in a "cramdown" confirmation scenario under section 1129(b) of the Bankruptcy Code (discussed in Article III above).

ARTICLE XII
TAX CONSIDERATIONS

A. In General

A summary description of certain U.S. federal income tax consequences of the Plan is provided below. The description of tax consequences below is for informational purposes only and is subject to significant uncertainties. Only the principal consequences of the Plan for the Debtor and for the holders of Allowed Claims and Equity Interests who are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan, and no tax opinion is being given in this Disclosure Statement. No rulings or determinations of the IRS or any other taxing authorities have been obtained or sought with respect to the Plan, and the description below is not binding upon the IRS or such other authorities.

The following discussion of U.S. federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the "Tax Code"), regulations promulgated and proposed thereunder, and judicial decisions and administrative rulings and pronouncements of the IRS as in effect on the date hereof. Legislative, judicial or administrative changes or interpretations enacted or promulgated in the future could alter or modify the analyses and conclusions set forth below. It cannot be predicted at this time whether any tax legislation will be enacted or, if enacted, whether any tax law changes contained therein would affect the tax consequences to Holders. Any such changes or interpretations may be retroactive and could significantly affect the U.S. federal income tax consequences discussed below.

This discussion does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the U.S. federal tax consequences of the Plan to special classes of taxpayers (such as foreign entities, nonresident alien individuals, Pass-through entities such as partnerships and holders through such pass-through entities, S corporations, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, certain securities traders, broker-dealers and tax-exempt organizations). Furthermore, estate and gift tax issues are not addressed herein and tax consequences relating to the alternative minimum tax are generally not discussed herein.

No representations are made regarding the particular tax consequences of the Plan to any Holder of a Claim or Equity Interest. Each Holder of a Claim or Equity Interest is strongly urged to consult its own tax advisor regarding the federal, state, local and foreign tax consequences of the transactions described herein and in the Plan.

B. Federal Income Tax Consequences to the Debtor

Generally, the discharge of a debt obligation by a debtor for an amount less than the adjusted issue price (in most cases, the amount the debtor received on incurring the obligation, with certain adjustments) gives rise to cancellation of debt ("COD") income, which must be included in the debtor's income. The Debtor should have COD income as a result of the Plan; the Debtor should, however, be able to utilize a special tax provision which excludes from taxable income debts discharged in a chapter 11 case. If debts are discharged in a chapter 11 case, however, certain tax attributes otherwise available must be reduced by the amount of COD income that is excludable from income. Tax attributes subject to reduction generally include net operating losses and net operating loss carryovers (collectively, "NOLs"). Any NOLs would be reduced (assuming the Debtor does not make an election pursuant to section 108(b)(5) of the Internal Revenue Code (title 26 of the United States Code) to first reduce the tax basis of depreciable property) to the extent of the COD income exclusion. The Debtor believes it is likely that the COD income generated by the debt cancellation occurring pursuant to the Plan will be offset by the available NOLs generated prior to the Effective Date (although such NOLs, which may be subject to usage limitations under section 382 of the Tax Code, would first be permitted to offset any taxable income generated in the tax year that includes the Effective Date).

Federal income taxes generally must be satisfied before most other claims may be paid. To the extent the Debtor have taxable income after the Effective Date, the Debtor expects to have sufficient NOLs to offset such income.

C. Federal Income Tax Consequences to Creditors and Interestholders

Creditors should generally recognize gain (or loss) to the extent the amount realized under the Plan (generally the amount of cash received) in respect of their Claims exceeds (or is exceeded by) their respective tax bases in their Claims. The tax treatment of holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan and the distributions provided for by the Plan will depend upon, among other things, (i) the nature and origin of the Claim, (ii) the manner in which a Creditor acquired a Claim, (iii) the length of time a Claim has been held, (iv) whether the Claim was acquired at a discount, (v) whether the Creditor has taken a bad debt deduction in the current or prior years, (vi) whether the Creditor has previously included in income accrued but unpaid interest with respect to a Claim, (vii) the method of tax accounting of a Creditor; and (viii) whether a Claim is an installment obligation for U.S. federal income tax purposes. Therefore, Creditors should consult their own tax advisors for information that may be relevant to their particular situations and circumstances and the particular tax consequence to such Creditors as a result thereof.

The tax treatment of a Creditor that receives distributions in different taxable years is uncertain. If such a Creditor treats the transaction as closed in the taxable year that it first receives (or is deemed to have received) a distribution of cash and/or other property, it should

recognize gain or loss for such tax year in an amount equal to the cash and the value of other property actually (and deemed) received in such tax year (other than that received in respect of accrued interest) with respect to its Claim (other than any portion of the Claim that is attributable to accrued interest) plus the estimated value of future distributions (if any) less its tax basis in its Claim (except to the extent its Claim is for accrued interest). A Creditor should then subsequently recognize additional income or loss when additional property distributions are actually received in an amount equal to the cash and/or value of such other property (other than that received in respect of accrued interest) less the Creditor's allocable tax basis in its Claim with respect to such subsequent distribution. A Creditor may have to treat a portion of any such subsequent distribution as imputed interest recognizable as ordinary income in accordance with the Creditor's method of tax accounting. If instead the open transaction doctrine applies as a result of the value of the subsequent Distributions that a Creditor may receive not being ascertainable on the Closing Date or the Effective Date, such Creditor should not recognize gain (except to the extent that the value of the cash and/or other property already received exceeds such Creditor's adjusted tax basis in its Claim (other than any Claim for accrued interest)) or loss with respect to its Claim until it receives the final distribution thereon (which may not be until the Final Distribution Date). It is the position of the IRS that the open transaction doctrine only applies in rare and extraordinary cases. The open transaction doctrine probably does not apply, and holders may be entitled to take the position that on the Closing Date and on the Effective Date no value should be assigned to the right to receive any subsequent Distributions. Creditors are urged to consult their own tax advisors regarding the application of the open transaction doctrine and how it may apply to their particular situations, whether any gain recognition may be deferred under the installment method, whether any loss may be disallowed or deferred under the related party rules and the tax treatment of amounts that certain Creditors may be treated as paying to other Creditors.

Holders of Allowed Claims will be treated as receiving a payment of interest (in addition to any imputed interest as discussed in the preceding paragraph) includible in income in accordance with the Holder's method of accounting for tax purposes, to the extent that any cash and/or other property received pursuant to the Plan is attributable to accrued but unpaid interest, if any, on such Allowed Claims. The extent to which the receipt of cash and/or other property should be attributable to accrued but unpaid interest is unclear. The Plan provides that such cash and/or other property distributed pursuant to the Plan will first be allocable to the principal amount of an Allowed Claim and then, to the extent necessary, to any accrued but unpaid interest thereon. Each Creditor should consult its own tax advisor regarding the determination of the amount of consideration received under the Plan that is attributable to interest (if any) and whether any such interest may be considered to be foreign source income. A Creditor generally will be entitled to recognize a loss to the extent any accrued interest was previously included in its gross income and is not paid in full.

D. Holders of Allowed Equity Interests

The Holders of Allowed Equity Interests in the Debtor are urged to consult with their tax advisors with respect to the tax consequences under the Plan.

E. Holders of Disputed Claims

Though not beyond doubt, Holders of Disputed Claims should recognize gain or loss in an amount equal to: (i) the amount of cash and the fair market value of any other property actually distributed to such claimant (other than any amounts attributable to accrued and unpaid interest) less (ii) the adjusted tax basis of its Claim (other than for accrued and unpaid interest). Holders of Disputed Claims are urged to consult their own tax advisors regarding the taxation of their Disputed Claims and the timing and amount of income or loss recognized relating thereto.

F. Information Reporting and Backup Withholding

Certain payments, including payments of Claims pursuant to the Plan, are generally subject to information reporting by the payor to the IRS. Moreover, such reportable payments are subject to backup withholding under certain circumstances. Under the backup withholding rules, a Holder of a Claim may be subject to backup withholding at the applicable tax rate with respect to distributions or payments made pursuant to the Plan, unless the Holder: (i) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number and certifies under penalty of perjury as to the correctness of its taxpayer identification number and certain other tax matters. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of federal income taxes, a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

G. Importance of Obtaining Professional Tax Assistance

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES OF THE PLAN ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CREDITOR'S INDIVIDUAL CIRCUMSTANCES. ACCORDINGLY, HOLDERS OF CLAIMS AND EQUITY INTERESTS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

ARTICLE XIII
CONCLUSION

This Disclosure Statement provides information regarding the Debtor's bankruptcy and the potential benefits that might accrue to Creditors and Interestholders under the Plan as proposed. The Debtor believes that the Plan is feasible and will provide Creditors and Interestholders with an opportunity to receive greater benefits than those that would be received by any other alternative.

Dated: July 25, 2019

Respectfully submitted,

ALLIANCE BIOENERGY PLUS, INC.

By:________________________________
Benjamin Slager
Title: Chief Executive Officer

-and-

MANCUSO LAW, P.A.
Counsel for Debtor
Boca Raton Corporate Centre
7777 Glades Road, Suite 100
Boca Raton, Florida 33434
Tel: (561) 245-4705
Fax: (561) 226-2575

By: /s/ *Nathan G. Mancuso*
Nathan G. Mancuso, Esq.
Fla. Bar No. 174254

EXHIBIT 1

Chapter 11 Plan of Reorganization

[D.E. 145 - to be included in solicitation package upon approval of Disclosure Statement]

EXHIBIT 2

Hypothetical Chapter 7 Liquidation Analysis

Assets:	**Liquidation Value:**
Cash on Hand (est. as of July 1, 2019):	$50,000.00
Accounts Receivable:	$0.00
Inventory:	$0.00
Furniture, Fixtures & Equipment:	$20,000.00
Equity Interests in Debtor's Subsidiaries:	$150,000.00
	Total Asset Value: $220,000.00
Liabilities:	
Chapter 7 administrative expense:	$50,000.00
Chapter 11 administrative expense:	$419,988.62
Priority Tax Claims:	$200.00
Priority Non-Tax Claims:	$77,900.00
	Total Priority Liabilities: $548,088.62
Estimated Distribution to General Unsecured Creditors:	**$0.00**